Exhibit 99.1

FOR IMMEDIATE RELEASE

CORUS ENTERTAINMENT ANNOUNCES QUARTERLY DIVIDEND FOR CLASS A AND B SHAREHOLDERS

(January 12, 2006 - Toronto, Canada) Corus Entertainment Inc. (TSX: CJR.NV.B; NYSE: CJR) announced today that its Board of Directors has approved an increase in its dividend. The dividend will now be paid quarterly instead of semi-annually.

The Company’s quarterly dividend for holders of its Class A and Class B shares will increase to $0.0975 and $0.10 respectively. The dividend will be paid on March 31, 2006 to shareholders of record at the close of business on March 15, 2006.

On an annual basis, the dividend on the Class A and Class B shares will increase to $0.39 and $0.40 respectively, up from the current annual amount of $0.09 and $0.10 respectively. These dividends will be paid quarterly (March 31, June 30, September 30 and December 31.)

“Our continuing strong business results allow us to make this significant increase in our dividend,” said Heather Shaw, Executive Chair, Corus Entertainment Inc. “This increase represents an effective use of our cash and demonstrates the strength of our free cash flow.”

There were 1,724,929 Class A Voting Shares and 41,084,867 Class B Non-Voting Shares outstanding on December 31, 2005.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading international producer and distributor of children’s programming and products. The Company’s other interests include publishing, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR) Exchanges. Corus’ website can be found at www.corusent.com.

Corus Entertainment Inc. reports in Canadian dollars.

For further information, please contact:

John Cassaday President and Chief Executive Officer Corus Entertainment Inc. (416) 642-3770	Tracy Ewing Vice President, Communications Corus Entertainment Inc. (416) 642-3792
Tom Peddie Senior Vice President and Chief Financial Officer Corus Entertainment Inc. (416) 642-3780